Contact

www.linkedin.com/in/rahulakochar (LinkedIn)

www.rahula.net (Personal)

Top Skills

Leadership

Integration

Software Development

Certifications

SAFe Agilist

Rahula Kochar

Next-Gen IT leader, producer & philanthropist.

United States

Summary

Experienced IT Executive with an entrepreneurial spirit, demonstrated history of working in the Management Consulting, E-commerce, and Healthcare industries. Strong professional skilled in Digital Marketing Solutions, R&D, Technology Change Management, Enterprise Architecture & Development, Movie Production and Agile Methodologies.

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Experience

Thrivelab

Chief Technology Officer& Co-founder

May 2022 - Present (1 year 11 months)

iCelerate LLC

Chief Executive Officer

July 2013 - Present (10 years 9 months)

Phoenix, Arizona Area

Icelerate is dedicated to helping organizations address their most vital business challenges. Our spectrum of technology and outsourced solutions are tailored to every organization and are geared at lowering costs and maximizing the return on investment. At the heart of our success is our collaborative approach. We take on projects, strong in our belief that the many years of experience and expertise have given us the ability to pull the proverbial 'rabbit out of the hat'.

At the very core of what we do is our Niche Technology focus. We focus on cutting edge, market leading, best of breed technologies so that our customers can rest assured of a solution that truly meets their needs. Whether it be Content Management, Business Intelligence or Big Data or any of our other areas of competency, we never lose sight of this.

West Valley Endocrinology, Diabetes, and Metabolism Center

Founder and CEO

October 2017 - Present (6 years 6 months)

Goodyear, Arizona

West Valley Endocrinology, Diabetes, and Metabolism Center is the #1 Endocrinology Center in the West Valley of Phoenix.

Check out http://www.wvendocrine.com/ for more information!

West Valley Mavericks Foundation
Member
January 2018 - Present (6 years 3 months)
Litchfield Park, AZ

The West Valley Mavericks Foundation was born of the imagination and vision of a group of community leaders late in 2012. The West Valley Mavericks (or just 'Mavericks') is a group lead by gentlemen who believe that the West Valley is an incredible place to live, work, and play. The Mavericks' charter is to advance charity, culture, community, and commerce in the West Valley of Phoenix. The group's membership hails from a diverse set of trades and professions and includes men from all manner of backgrounds and philosophies.

The West Valley Mavericks Foundation is a 501(c)(3) non-profit organization. It is our mission to assist children and families, help people in need, and improve the quality of life in our West Valley communities.

As an organization, we use individual contributions, fundraising events, business sponsorships, ticket sales donations, as well as hands-on community service to raise money and support West Valley charities. The West Valley Mavericks work closely with dozens of local organizations to achieve our goal of supporting the West Valley.

Akos MD
Chief Information Officer
July 2018 - November 2021 (3 years 5 months)
Phoenix, Arizona Area

International Capital and Management Company
Lead Architect
July 2011 - July 2013 (2 years 1 month)
St. Thomas, USVI

International Capital & Management Company (ICMC) delivers fully integrated strategic business solutions that enable our clients to focus on their core mission. We have highly responsive, multi-disciplinary teams that are focused on your specific business needs, ultimately providing total solutions that drive value and enhance the quality of your business.

Cancer Treatment Centers of America
Sr. Application Analyst | Architect
July 2009 - July 2011 (2 years 1 month)
Schaumburg, IL

Mercola.com
Client Account Manager | Director of Development
2005 - 2009 (4 years)
Schaumburg, IL

TechStars.NET
Director of Development | Development & Integration Manager
October 2004 - 2009 (5 years)
Schaumburg, IL

University of Illinois at Urbana-Champaign
Research Programmer
2004 - 2007 (3 years)
Champaign, IL

Northern Illinois University
Research Programmer
2002 - 2004 (2 years)

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Education

Quantic School of Business and Technology
Executive MBA · (2018 - 2019)

Northern Illinois University
MS/BS, Computer Science, Mathematics · (2000 - 2003)